FIRST MAJESTIC SILVER CORP.

Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

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NEWS RELEASE

New York – AG	May 22, 2023
Toronto – FR
Frankfurt – FMV

First Majestic Reminds Shareholders to Vote in Upcoming Annual General Meeting

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") reminds the shareholders of the Company (the “Shareholders”) about the upcoming annual general meeting of Shareholders (the “Meeting”) scheduled to take place on Thursday, May 25th at 10:00 a.m. (Vancouver time) at the Sutton Place Hotel located at 845 Burrard Street, Vancouver, British Columbia, V6Z 2K6.

The Board of Directors of First Majestic Silver recommends that Shareholders vote FOR all the resolutions.

The record date for notice and for voting at the Meeting is April 3, 2023. Only registered shareholders at the close of business on April 3, 2023, will be entitled to vote at the Meeting. If you are a registered shareholder of the Company and are unable to attend the Meeting, please read, sign and date the form of proxy for the Meeting (the “Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1‑866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 12:00 p.m. (Vancouver time) on Wednesday, May 24, 2023. Alternatively, registered shareholders may vote by telephone (1‑866-732-8683) or online (www.investorvote.com) using the 12-digit control number listed on the Proxy. If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the time and place of the meeting, the process of voting at the meeting, the use of the online and telephone platforms to cast votes. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. All statements other than statements of historical fact may be forward‐looking statements. The Company's most recent Annual Information Form is available on www.sedar.com and Form 40-F is on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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